UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                Q.E.P. CO., INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74727K10
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                       N/A
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [ ]  Rule 13d-1(b)

               [ ]  Rule 13d-1(c)

               [X]  Rule 13d-1(d)

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, SEE the Notes).

CUSIP NO. 74727K10                      13G                    PAGE 2 OF 8 PAGES

------------ -------------------------------------------------------------------
     1       Names of Reporting Persons/I.R.S. Identification Nos. of Above
             Persons (Entities Only)

             LEWIS GOULD, INDIVIDUALLY AND AS TRUSTEE OF A VOTING TRUST
------------ -------------------------------------------------------------------
     2       Check the Appropriate Box if a Member of a Group           (a): [X]
                                                                        (b): [ ]
------------ -------------------------------------------------------------------
     3       SEC Use Only
------------ -------------------------------------------------------------------
     4       Citizenship or Place of Organization

             UNITED STATES
----------------------- ---- ---------------------------------------------------
                         5   Sole Voting Power

                             1,355,501
      NUMBER OF         ---- ---------------------------------------------------
        SHARES           6   Shared Voting Power
     BENEFICIALLY
       OWNED BY              NONE
         EACH           ---- ---------------------------------------------------
      REPORTING          7   Sole Dispositive Power
        PERSON
         WITH                925,015
                        ---- ---------------------------------------------------
                         8   Shared Dispositive Power

                             430,486
------------ -------------------------------------------------------------------
     9       Aggregate Amount Beneficially Owned by Each Reporting Person

             1,355,501
------------ -------------------------------------------------------------------
    10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
------------ -------------------------------------------------------------------
    11       Percent of Class Represented by Amount in Row (9)

             49.76%
------------ -------------------------------------------------------------------
    12       Type of Reporting Person (SEE Instructions)

                                           IN
------------ -------------------------------------------------------------------

CUSIP NO. 74727K10                      13G                    PAGE 3 OF 8 PAGES

------------ -------------------------------------------------------------------
     1       Names of Reporting Persons/I.R.S. Identification Nos. of Above
             Persons (Entities Only)

             SUSAN J. GOULD
------------ -------------------------------------------------------------------
     2       Check the Appropriate Box if a Member of a Group           (a): [X]
                                                                        (b): [ ]
------------ -------------------------------------------------------------------
     3       SEC Use Only
------------ -------------------------------------------------------------------
     4       Citizenship or Place of Organization

             UNITED STATES
----------------------- ---- ---------------------------------------------------
                         5   Sole Voting Power

                             NONE
      NUMBER OF         ---- ---------------------------------------------------
        SHARES           6   Shared Voting Power
     BENEFICIALLY
       OWNED BY              NONE
         EACH           ---- ---------------------------------------------------
      REPORTING          7   Sole Dispositive Power
        PERSON
         WITH                NONE
                        ---- ---------------------------------------------------
                         8   Shared Dispositive Power

                             430,486
------------ -------------------------------------------------------------------
     9       Aggregate Amount Beneficially Owned by Each Reporting Person

             430,486
------------ -------------------------------------------------------------------
    10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
------------ -------------------------------------------------------------------
    11       Percent of Class Represented by Amount in Row (9)

             15.94%
------------ -------------------------------------------------------------------
    12       Type of Reporting Person (SEE Instructions)

                                             IN
------------ -------------------------------------------------------------------

ITEM 1(A).     NAME OF ISSUER:

               Q.E.P. Co., Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               1081 Holland Drive
               Boca Raton, Florida 33487

ITEM 2(A).     NAME OF PERSONS FILING:

               Lewis Gould, individually and as Trustee
               Susan J. Gould

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:

               1081 Holland Drive
               Boca Raton, Florida 33487

ITEM 2(C).     CITIZENSHIP:

               United States for all Reporting Persons

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.001

ITEM 2(E).     CUSIP NUMBER:

               7472K10

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A: Not Applicable.

         (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

         (b)   [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.78c)

         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

         (e)   [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)
                   (ii)(E)

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)

         (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(ii)(G)

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

         (j)   [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J)

ITEM 4.        OWNERSHIP

         (1)(a) Amount Beneficially Owned by Lewis Gould, individually and as Trustee of a Voting Trust: 1,355,501

                  Represents (1) 902,348 shares held of record and options to purchase 22,667 shares by Lewis Gould, individually; and (2) 414,152 shares held of record and options to purchase 16,334 shares by Lewis Gould as Trustee of a Voting Trust for the benefit of Susan J. Gould.

         (1)(b)   Percent of Class: 49.76%

         (1)(c)   Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:

                           1,355,501

                  (ii)     Shared power to vote or to direct the vote:

                           None

                  (iii) Sole power to dispose or to direct the disposition of:

                           925,015

                  (iv) Shared power to dispose or to direct the disposition of:

                           430,486

         (2)(b)   Amount Beneficially Owned by Susan J. Gould: 430,486

                  Represents 414,152 shares held of record and options to purchase 16,334 shares by Lewis Gould as Trustee of a Voting Trust for the benefit of Susan J. Gould pursuant to a Voting Trust Agreement which may be automatically terminated in certain events.

         (2)(b)   Percent of Class: 15.94%

         (2)(c)   Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:

                           None

                  (ii)     Shared power to vote or to direct the vote:

                           None

                  (iii) Sole power to dispose or to direct the disposition of:

                           None

                  (iv) Shared power to dispose or to direct the disposition of:

                           430,486

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              Not Applicable

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

              Not Applicable

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              Lewis Gould
              Susan J. Gould

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP

              Not Applicable

ITEM 10.      CERTIFICATION

              Not Applicable

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     FEBRUARY 14, 2000
                                     --------------------------------------
                                     (Date)


                                     /S/ LEWIS GOULD
                                     --------------------------------------
                                     Lewis Gould, individually and as
                                     Trustee of a Voting Trust

                                     /S/ LEWIS GOULD
                                     --------------------------------------
                                     Susan J. Gould, by Lewis Gould as
                                     attorney-in-fact

                                    EXHIBITS

Exhibit A             Joint Filing Statement

Exhibit B             Power of Attorney*

Exhibit C             Voting Trust Agreement*

        *Incorporated by reference from the filers' Schedule 13G, as amended, filed with the Securities and Exchange Commission on February 17, 1998.

                            Exhibit A to Schedule 13G

                             Joint Filing Agreement

        In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Schedule 13G. This Joint Filing Agreement shall be included as an exhibit to such joint filing.

        Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.

Date: FEBRUARY 14, 2000

                                   /S/ LEWIS GOULD
                                   -----------------------------------
                                   Lewis Gould, individually and as
                                   Trustee of a Voting Trust dated
                                   August 2, 1996

                                   S/ LEWIS GOULD
                                   -----------------------------------
                                   Susan Gould, by Lewis Gould as
                                   attorney-in-fact